FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1              Director Shareholding dated 2 February 2004
No. 2              FRN Variable Rate Fix dated 3 February 2004
No. 3              FRN Variable Rate Fix dated 3 February 2004
No. 4              FRN Variable Rate Fix dated 3 February 2004
No. 5              Doc re. Pricing Supplement dated 4 February 2004
No. 6              FRN Variable Rate Fix dated 4 February 2004
No. 7              Employee Share Option Scheme dated 6 February 2004
No. 8              FRN Variable Rate Fix dated 6 February 2004

Document No. 1

                NORTHERN ROCK PLC (Northern Rock or the Company)

                      Notification of Directors' Interests

Northern Rock wish to notify the following changes in directors' interests arising out of the operation of its Bonus Matching Plan, Deferred Bonus Plan and Long Term Incentive Plan, showing an increase in shareholdings of the following executive directors where as a result of the transactions referred to below the executive directors are interested in the following ordinary shares in the Company (Shares) (excluding Shares to which they may become entitled, subject to satisfaction of any relevant performance targets, on the exercise of options and under the rules of the LTIP):

Director            Total Share Interests as                   %
                    at 30 January 2004

A J Applegarth      299,706 (previously 210,884)              0.071
D F Baker           210,023 (previously 171,196)              0.050
R F Bennett         207,403 (previously 184,733)              0.049

Bonus Matching Plan (the Bonus Matching Plan)

Under the Bonus Matching Plan, executive directors and certain senior executives are able to elect to receive part of their annual bonus in Shares which are deposited with the Company for a period of three years. Participants are then entitled to receive, after tax thereon, one additional Share free of charge in return for every one Share deposited with the Company for the three year period. Entitlement to the additional Shares would normally be lost if the participant leaves Northern Rock's employment.

In connection with the operation of the Bonus Matching Plan, participants are entitled to deposit Shares from their (or their connected persons') existing holdings in order to found their entitlement to additional Shares in due course up to the equivalent value of their eligible bonus.

On 30 January 2004, Shares were awarded to executive directors under the Bonus Matching Plan as follows:

Director              Name of connected person           Shares Awarded @
                      into whose name Shares have been   740p per share
                      registered (where appropriate)

A J Applegarth        -                                  53,208
D F Baker             Marion Baker                       35,472
R F Bennett           Margaret Mary Bennett              35,472

The Shares awarded to executive directors have been transferred by Carey Langlois Trust Company Limited as Trustee of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) (the Trustee) and registered in the names of the individuals specified above.

Awards made for 2000 under the Bonus Matching Plan have now matured, so that participants have become entitled to the additional Shares. These Shares were allocated to the participants concerned at 740p per Share, the mid-market closing price on 28 January 2004. Accordingly, the executive directors named below have informed the Company that on 30 January 2004, they became absolutely entitled to the Shares specified below which are being transferred by the Trustee into the name of the executive director concerned (or into the name of a connected person, where different).

Pursuant to the Bonus Matching Plan, the number of shares specified below have been disposed of at a price of 740p per Share to meet the income tax liabilities arising from the transfers:

Director         Name of connected person        Share Entitlement  Shares
                 into whose name shares          (Net of Shares     disposed
                 have been transferred           disposed of to     of to meet
                 (where appropriate)             meet income tax    income tax
                                                 liability)         liability

A J Applegarth   Patricia Catherine Applegarth*  11,198           7,465
D F Baker        Marion Baker                    11,795           7,863
R F Bennett      Margaret Mary Bennett           13,364           8,909

*Gregory Richard Applegarth and Benedict John Applegarth


Deferred Bonus Plan (the Deferred Plan)

Under the Deferred Plan, the participants are entitled to receive
Shares to the value of one hundred percent of their Short Term Bonus. Participants will normally be entitled to these Shares after three years provided they remain in Northern Rock's employment for this period. Shares will be released earlier in certain "good leaver" circumstances. On 30 January 2004 Shares were awarded to executive directors under the Deferred Plan as follows:

Director              Name of connected person in whose   Shares Awarded @
                      name Shares have been registered    740p per Share
                      (where appropriate)

A J Applegarth        -                                   53,208
D F Baker             Marion Baker                        35,472
R F Bennett           Margaret Mary Bennett               35,472

The Shares awarded to executive directors have been transferred by the Trustee and registered in the names of the individuals specified above.

Awards made for 2000 under the Deferred Bonus Plan have now matured, so that participants have become entitled to the Shares. These Shares were allocated to the participants concerned at 740p per Share, the mid-market closing price on 28 January 2004. Accordingly, the executive directors named below have informed the Company that on 30 January 2004, they became absolutely entitled to the Shares specified below which were disposed of by the Trustee on behalf of the executive director concerned (or into the name of a connected person, where different).

Pursuant to the Deferred Bonus Plan, the number of shares specified below have been disposed of at a price of 740p per Share to meet the income tax liabilities arising from the transfers:

Director            Name of connected      Share Entitlement   Shares disposed
                    person into whose      (Net of Shares      of to meet income
                    name shares have       disposed of to      tax liability
                    been transferred       meet income tax
                    (where appropriate)    liability)
                    been transferred
                    (where appropriate)

A J Applegarth      -                         11,795              7,863
D F Baker           Marion Baker              11,795              7,863
R F Bennett         Margaret Mary Bennett     13,364              8,909

Long Term Incentive Plan (LTIP)

Under the LTIP, participants may become entitled to Shares if the Company satisfies a stringent performance target over a three year period. The performance target relates to the Company's total shareholder return performance against that of FTSE 350 companies over the period.

On 30 January 2004, awards were made under the LTIP to the following executive directors (the number of Shares referred to is the maximum available on satisfaction of the performance target in full):

Director               Shares Under Conditional Awards

A J Applegarth         76,351
D F Baker              50,676
R F Bennett            50,676

The following executive directors have on 30 January 2004 exercised awards granted to them under the LTIP in respect of the three year performance period which commenced in 2001 and the Trustee has transferred the Shares specified into their name (or into the name of a connected period, where different). These Shares were allocated to the participants concerned at 740p per Share, the mid-market closing price on 28 January 2004. Pursuant to the LTIP, the number of Shares specified below have been disposed of at a price of 740p per Share to meet the income tax liabilities arising from the transfers:

Director         Name of connected      Shares Transferred       Shares disposed
                 person into whose      (Net of Shares           of to meet
                 name Shares have       disposed of to meet      income tax
                 been transferred       income tax liability)    liability
                 (where appropriate)

A J Applegarth   -                            26,710               17,806
D F Baker        Marion Baker                 26,710               17,806
R F Bennett      Margaret Mary Bennett        30,262               20,174

In addition to the disposals referred to above (where Shares were disposed of to meet the income tax liabilities concerned) the Company was notified on 30 January 2004 by the executive directors that on 30 January 2004, the following disposals of Shares were made by the executive director concerned (or by a connected person, where different) at a price of 740p per Share:

Director                Name of connected person by          Number of Shares
                        whom Shares have been                disposed of
                        disposed (where appropriate)

A J Applegarth          -                                        28,976
D F Baker               Marion Baker                             43,101
R F Bennett             Margaret Mary Bennett                    60,718

Employee Share Option Scheme

The following Executive Directors have on 30 January 2004 exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). These shares were subsequently sold on 30 January 2004 for 740p per Share.

Director           Name of Connected Person     No. Of Shares    Exercise Price
                   whose Shares have been       per Share
                   disposed

A J Applegarth     -                            4854             618p
D F Baker          Marion Baker                 4854             618p

In addition, the above executive directors are deemed for Companies Act purposes to be interested in all the Shares held by the Northern Rock Employee Trust. Following the transactions referred to above, the Trust holds a total of 5,766,523 Shares, representing 1.369% of the Company's issued share capital.

Document No. 2

RE: NORTHERN ROCK PLC
    EUR 140,000,000.00
    MATURING: 04-Nov-2005
    ISSUE DATE: 04-Nov-2003
    ISIN:XS0177895462

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 04-Feb-2004 TO 04-May-2004 HAS BEEN FIXED AT 2.163500 PCT.

INTEREST PAYABLE VALUE 04-May-2004 WILL AMOUNT TO
EUR 54.09 PER EUR 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 01-Feb-2005
    ISSUE DATE: 01-Feb-2002
    ISIN:XS0142674844

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 02-Feb-2004 TO 04-May-2004 HAS BEEN FIXED AT 4.235000 PCT.

INTEREST PAYABLE VALUE 04-May-2004 WILL AMOUNT TO
GBP 106.75 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4

RE: NORTHERN ROCK PLC
    USD 8,676,000.00
    MATURING: 30-Jly-2008
    ISSUE DATE: 27-Jan-2004
    ISIN: XS0184621414

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-Jan-2004 TO 30-Apr-2004 HAS BEEN FIXED AT 1.161000 PCT.

INTEREST PAYABLE VALUE 30-Apr-2004 WILL AMOUNT TO
USD 3.03 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 5

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  305
Description:                   HKD400,000,000
Currency/ Principal Amount:    Hong Kong Dollars
Issue Price:                   100.000 per cent
Specified Denomination         HKD1,000,000
Issue Date:                    21 January 2004
Maturity Date:                 22 January 2007
ISIN:                          XS0184384534

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 3,033,517.00
    MATURING: 11-AUG-2006
    ISSUE DATE: 04-AUG-2003
    ISIN: XS0174080381

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-FEB-2004 TO 04-MAY-2004 HAS BEEN FIXED AT 4.232030 PCT.

INTEREST PAYABLE VALUE 04-MAY-2004 WILL AMOUNT TO
GBP 31,655.18 PER GBP 3,033,517.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 7

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 6 February 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 3,750 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 4,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,758,773 Shares representing 1.37% of the Company's issued share capital.

Document No. 8

RE: NORTHERN ROCK PLC
    USD 600,000,000.00
    MATURING: 10-Nov-2008
    ISSUE DATE: 10-Nov-2003
    ISIN: XS0179930036

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Feb-2004 TO 10-May-2004 HAS BEEN FIXED AT 1.280000 PCT

INTEREST PAYABLE VALUE 10-May-2004 WILL AMOUNT TO:
USD 3.20 PER USD 1,000.00 DENOMINATION
USD 32.00 PER USD 10,000.00 DENOMINATION
USD 320.00 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  09 February 2004         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary